June 15, 2006

Mail Stop 4561

Mr. Scott A. Estes
Chief Financial Officer
Health Care REIT, Inc.
One SeaGate, Suite 1500
Toledo, Ohio 43604

Re:     Health Care REIT, Inc.
        Form 10-K for the year ended December 31, 2005
        Filed March 10, 2006
        File No. 1-08923

Dear Mr. Estes:

        We have completed our review of your Form 10-K and related filings and do not,
at this time, have any further comments.

                                Sincerely,


                                Steven Jacobs
                                Accounting Branch Chief